

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

Re: Bear Village, Inc.
      Amendment No. 6 to Offering Statement on Form 1-A
      Filed June 14, 2021
      File No. 024-11359

Dear Mr. Haynes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Amendment No. 6 to Offering Statement on Form 1-A filed June 14, 2021

Results of Operations, page 43

1.   Please revise your discussion of operations to agree with the amounts of operating
      expense and net loss recorded on your statement of operations.

Index to Financial Statements, page F-1

2.   Please update your financial statements and financial information in accordance with Rule
      8-08 of Regulation S-X.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Donald Keer